FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of August, 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)



August 7, 2006
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group









Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


          Notice Regarding the Determination of the Exercise Price of
                                 Stock Options
                          - Stock Acquisition Rights -


TOKYO, JAPAN, August 4, 2006 ----- TDK Corporation (the "Company") announced that the Exercise Price of the stock acquisition rights to be issued as stock options (the "Stock Acquisition Right(s)") and other related items were decided pursuant to the resolution of the board of directors held on July 27, 2006.

1. Allotment Date of Stock Acquisition Rights
August 5, 2006

2. Total number of Stock Acquisition Rights
966.
The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

3. The amount to be invested when exercising each stock acquisition right
Y907,200
The Exercise Price:  Y9,072

The Exercise Price is an amount which is the average of the closing prices of the Company's shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the month in which the date of the issue of the Stock Acquisition Rights, August 5, 2006, falls, multiplied by 1.05 with any amount less than one Japanese Yen arising out of such calculation to be rounded upward to the nearest Yen.

                                    ###
Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

   Determination of details regarding the specific terms of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan for Directors


TOKYO, JAPAN, August 7, 2006 ----- TDK Corporation's (the "Company") announced the determination of the details regarding the specific terms of stock acquisition rights as stock options for a stock-linked compensation plan for Directors. The specific terms of these stock acquisition rights were resolved by the Company's Board of Directors held on June 29, 2006.

1. Total number of Stock Acquisition Rights
108.
The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

2. Amount to Be Paid for Stock Acquisition Rights
Y813,900
Y8,139 for each share

3. Items Concerning Increases in Common Stock and Additional Paid-in Capital if Shares Are Issued Due to the Exercise of Stock Acquisition Rights
1) The amount of common stock which shall increase in the event that shares are issued due to the exercise of stock acquisition rights;
Y4,070 for each share

2) The amount of additional paid-in capital which shall increase in the event that shares are issued due to the exercise of stock acquisition rights;
Y4,070 for each share


                                    ###

Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


   Determination of details regarding the specific terms of Stock Acquisition
                            Rights as Stock Options

           for a Stock-Linked Compensation Plan for Corporate Officers


TOKYO, JAPAN, August 7, 2006 ----- TDK Corporation's (the "Company") announced the determination of the details regarding the specific terms of stock acquisition rights as stock options for a stock-linked compensation plan for Corporate Officers.
The specific terms of these stock acquisition rights were resolved by the Company's Board of Directors held on June 29, 2006.

1. Total number of Stock Acquisition Rights
95.
The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

2. Amount to Be Paid for Stock Acquisition Rights
No payment shall be necessary for stock acquisition rights.

3. Items Concerning Increases in Common Stock and Additional Paid-in Capital if Shares Are Issued Due to the Exercise of Stock Acquisition Rights
1) The amount of common stock which shall increase in the event that shares are issued due to the exercise of stock acquisition rights;
Y4,070 for each share

2) The amount of additional paid-in capital which shall increase in the event that shares are issued due to the exercise of stock acquisition rights;
Y4,070 for each share

                                    ###